UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number)

nano dimension LTD.

2 Ilan Ramon, Ness Ziona,

7403635, Israel

Yael Sandler

2 Ilan Ramon, Ness Ziona,

7403635, Israel

972-73-7509142

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M85548101	13D	Page 2 of 5

1	NAME OF REPORTING PERSON

Nano Dimension Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,695,115
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

9,695,115
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,695,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%*
14	TYPE OF REPORTING PERSON

CO

*	Based on the prospectus supplement dated April 5, 2023 filed by the Issuer pursuant to Rule 424(b)(7) on April 5, 2023, there were 68,401,462 Stratasys Shares outstanding as of April 3, 2023.

CUSIP No. M85548101	13D	Page 3 of 5

This Amendment No. 4 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, as amended by Amendment No. 1 on March 10, 2023, Amendment No. 2 on March 30, 2023, and Amendment No. 3 on May 25, 2023 (as amended, the “Schedule 13D”) by Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Reporting Person”), pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

This item is not being amended by this Schedule 13D/A.

Item 2. Identity and Background.

This item is not being amended by this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration.

This item is not being amended by this Schedule 13D/A.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On May 30, 2023, the Reporting Person hosted a conference call to discuss the offer and in connection therewith issued a press release, made available an investor presentation with respect to the offer and filed an amendment to the Tender Offer Statement, a copy of which is filed hereto as Exhibit 99.1 and incorporated herein by reference.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

CUSIP No. M85548101	13D	Page 4 of 5

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the Tender Offer Statement.

Item 5. Interest in Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is not being amended by this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

Item 7. Material to be Filed as Exhibits of the Schedule 13D is hereby amended to add the following:

Exhibit
99.1	Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC by the Company on May 31, 2023 (incorporated herein by reference)).

CUSIP No. M85548101	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2023

Nano Dimension Ltd.

By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer